UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-31902

CUSIP Number 82967Y104

(Check one):                         ☐ Form 10-K         ☐ Form 20-F         ☐ Form 11-K         ☒ Form 10-Q         ☐ Form 10-D

                                 ☐ Form N-SAR     ☐ Form N-CSR

For Period Ended:  March 31, 2007

☐            Transition Report on Form 10-K

☐            Transition Report on Form 20-F

☐            Transition Report on Form 11-K

☐            Transition Report on Form 10-Q

☐            Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SIRVA, Inc.

Full Name of Registrant

Former Name if Applicable

700 Oakmont Lane

Address of Principal Executive Office (Street and Number)

Westmont, Illinois 60559

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SIRVA, Inc. (“SIRVA”) has previously filed: (1) a Form 12b-25 on March 17, 2005 stating, in part, that it did not expect to be able to file its Form 10-K for the year ended December 31, 2004 (the “2004 Form 10-K”) by March 31, 2005, the end of the 15-day extension period provided by Rule 12b-25(b)(2)(ii); (2) a Form 12b-25 on May 10, 2005 stating, in part, that it did not expect to be able to file its Form 10-Q for the quarter ended March 31, 2005 (the “2005Q1 Form 10-Q”) by May 15, 2005, the end of the 5-day extension period provided by Rule 12b-25(b)(2)(ii); (3) a Form 12b-25 on August 9, 2005, stating, in part, that it did not expect to be able to file its Form 10-Q for the quarter ended June 30, 2005 (the “2005Q2 Form 10-Q”) by August 14, 2005, the end of the 5-day extension period provided by Rule 12b-25(b)(2)(ii); (4) a Form 12b-25 on November 10, 2005, stating, in part, that it did not expect to be able to file its Form 10-Q for the quarter ended September 30, 2005 (the “2005Q3 Form 10-Q” and, together with the 2005Q1 Form 10-Q and the 2005Q2 Form 10-Q, the “2005 Forms 10-Q”) by November 15, 2005, the end of the 5-day extension period provided by Rule 12b-25(b)(2)(ii); (5) a Form 12b-25 on March 15, 2006, stating, in part, that it did not expect to be able to file its Form 10-K for the year ended December 31, 2005 (the “2005 Form 10-K”) by March 31, 2006, the end of the 15-day extension period provided by Rule 12b-25(b)(2)(ii); (6) a Form 12b-25 on May 12, 2006, stating, in part, that it did not expect to be able to file its Form 10-Q for the quarter ended March 31, 2006 (the “2006Q1 Form 10-Q”) by May 15, 2006, the end of the 5-day extension period provided by Rule 12b-25(b)(2)(ii); (7) a Form 12b-25 on August 11, 2006, stating, in part, that it did not expect to be able to file its Form 10-Q for the quarter ended June 30, 2006 (the “2006Q2 Form 10-Q”) by August 15, 2006, the end of the 5-day extension period provided by Rule 12b-25(b)(2)(ii); (8) a Form 12b-25 on November 9, 2006, stating, in part, that it did not expect to be able to file its Form 10-Q for the quarter ended September 30, 2006 (the “2006Q3 Form 10-Q” and, together with the 2006Q1 Form 10-Q and the 2006Q2 Form 10-Q, the “2006 Forms 10-Q”) by November 14, 2006, the end of the 5-day extension period provided by Rule 12b-25(b)(2)(ii); and (9) a Form 12b-25 on March 19, 2007, stating, in part, that it did not expect to be able to file its Form 10-K for the year ended December 31, 2006 (the “2006 Form 10-K”) by March 31, 2007, the end of the 15-day extension period provided by Rule 12b-25(b)(2)(ii).

As previously reported in SIRVA’s current report on Form 8-K, filed on September 21, 2005, the audit committee of the board of directors of SIRVA had conducted a review of certain of the company’s financial reporting practices and related processes, and had engaged outside legal and financial advisors to assist in its review.  In addition, SIRVA’s board of directors had concluded that its previously issued financial statements for the fiscal years ended December 31, 2003 and 2002, as well as quarterly financial statements for the first three quarters of 2004 and quarterly financial information for all four quarters of 2003, should not be relied upon because of errors in those financial statements.  SIRVA has since restated those previously issued financial statements.

SIRVA filed its 2004 Form 10-K on November 22, 2005, following the completion of the preparation and audit of its financial statements for the fourth quarter and full year ended December 31, 2004 and the restatements of certain prior period financial results.  As previously reported in SIRVA’s current report on Form 8-K, filed on May 16, 2006, the audit committee of SIRVA’s board of directors, following discussions with SIRVA’s management, concluded that the financial statements in the 2004 Form 10-K should not be relied upon because of errors in those financial statements. On January 17, 2007, SIRVA filed an amendment to its 2004 Form 10-K to correct those errors.  On January 30 and 31, 2007, SIRVA filed its 2005 Forms 10-Q and 2005 Form 10-K, respectively, and on May 4, 2007, SIRVA filed its 2006 Forms 10-Q.

In addition, in the amendment to its 2004 Form 10-K and its 2005 Form 10-K, SIRVA identified material weaknesses in its internal control over financial reporting for the years ended December 31, 2004 and 2005, respectively. SIRVA may continue to have material weaknesses in its internal control over financial reporting for the year ended December 31, 2006. Further, in the course of finalizing SIRVA’s 2006 financial statements and management’s assessment of internal control over financial reporting, other material weaknesses may be identified.

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Due to the delay in filing its 2004 Form 10-K, the amendment to its 2004 Form 10-K, its 2005 Forms 10-Q, its 2005 Form 10-K and its 2006 Forms 10-Q, SIRVA requires additional time to complete the preparation of its 2006 Form 10-K and its Form 10-Q for the quarter ended March 31, 2007 (the “2007Q1 Form 10-Q”).  As a result, SIRVA will not be in a position to file its 2007Q1 Form 10-Q within the 5-day extension period provided by Rule 12b-25(b)(2)(ii), which ends on May 15, 2007.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

J. Michael Kirksey	(630)	570-3050
(Name)	(Area Code)	(Telephone Number)

(2)                                  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☐ Yes ☒ No

As described in Part III above, SIRVA has not yet filed its 2006 Form 10-K.

(3)                                  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the restatements of certain prior period financial results, the delay in filing its 2004 Form 10-K, the amendment to its 2004 Form 10-K, its 2005 Forms 10-Q, its 2005 Form 10-K and its 2006 Forms 10-Q, SIRVA requires additional time to complete the preparation of its 2006 Form 10-K and 2007Q1 Form 10-Q. SIRVA is currently in the process of preparing its 2006 Form 10-K and is not in a position to comment on financial statements for the full year 2006 or the quarter ended March 31, 2007 and how they compare to the corresponding periods for 2005 and 2006, respectively.

This Notification of Late Filing on Form 12b-25 includes statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as “expects,” “believes,” “anticipates,” “includes,” “plans,” “assumes,” “estimates,” “projects,” “intends” or variations of such words are generally part of forward-looking statements. Forward-looking statements are made based on management’s current expectations and beliefs concerning future developments and their potential effects upon SIRVA and its subsidiaries. There can be no assurance that future developments affecting SIRVA and its subsidiaries will be those anticipated by management. These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and there are important factors that could cause actual results to differ, possibly materially, from expectations or estimates reflected in such forward-looking statements, including without limitation: changes in the market for SIRVA’s services; global political conditions and the outbreak of war or hostilities or the occurrence of any terrorist attacks, including any nuclear, biological or chemical events; the success of SIRVA’s business strategy and SIRVA’s ability to grow its relocation services business; risks associated with the real estate industry; increases in costs, including fuel costs and insurance premiums; risks of litigation or

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governmental investigations as a result of SIRVA’s operations; contingent or future environmental liabilities; the seasonal nature of SIRVA’s business; SIRVA’s reliance on, and its ability to attract, agents and owner operators; changes in the regulatory environment, including antitrust, tax and environmental laws and regulations, that could negatively affect the operation of SIRVA’s business; risks associated with operating in foreign countries; the cost associated with the various regulatory investigations, the litigation described in the 2005 Form 10-K; the impact of the material weaknesses in internal control over financial reporting identified in the 2005 Form 10-K and the cost of remediating those weaknesses; risks associated with SIRVA’s credit agreements, including increased borrowing costs in connection with ratings downgrades; SIRVA’s status as a holding company with no significant operations and consequent reliance on its subsidiaries to make funds available to it; SIRVA’s levels of debt; risks associated with information systems and information systems providers; economic market and political conditions, including the performance of financial markets; volatility in the securities markets; and fluctuations in foreign currency exchange rates.  SIRVA does not intend, and is under no obligation, to update any particular forward-looking statement included in this notification. The information referred to above, as well as the risks of SIRVA’s business described in SIRVA’s filings with the Securities and Exchange Commission and investment considerations contained in the 2005 Form 10-K, should be considered by readers when reviewing forward-looking statements contained in this notification.

SIRVA, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 10, 2007               By: /s/ J. MICHAEL KIRKSEY

J. Michael Kirksey, Senior Vice President and Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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